SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 17, 2014

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXPLANATORY NOTE
Chunghwa Telecom Co., Ltd. (the “Company”) is furnishing this Form 6-K/A to amend its report furnished on November 1, 2013 that included the Company’s Consolidated Financial Statements for the Nine Months Ended September 30, 2013 prepared under International Financial Reporting Standards adopted by ROC (“Taiwan-IFRS”) and the Independent Auditors’ Report (the “November 1, 2013 Report”). The TABLE 1 on page 88 attached in Exhibit 99.3 to the November 1, 2013 Report is hereby amended and restated in its entirety as set forth in Exhibit 99.1 to this report on Form 6-K/A.
The Company is furnishing this Form 6-K/A to amend an error regarding the balance amounts and relevant ratios of endorsements and guarantees. The items have been amended are: Maximum Balance for the Period, Ending Balance, Amount of Endorsement/Guarantee Collateralized by Properties, and Ratio of Accumulated Endorsement/Guarantee to Net Equity Per Latest Financial Statements.
Other than amending the table attached as Exhibit 99.1, this Form 6-K/A does not, and does not purport to, revise, update or amend the information presented in the November 1, 2013 Report or reflect any events that have occurred after the filing of the November 1, 2013 Report. The furnishing of this amended Form 6-K/A should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to November 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : January 17, 2014	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President CFO

Exhibit Index

Exhibit No.	Description
EX-99.1
The TABLE 1 on page 88 attached in Consolidated Financial Statements for the Nine Months Ended September 30, 2013 pursuant to International Financial Reporting Standards adopted by ROC (Taiwan-IFRSs) and Independent Auditors Report filed on Nov. 1, 2013